ISSUER FREE WRITING PROSPECTUS (DATED OCTOBER 17, 2006)
(SUPPLEMENTING PRELIMINARY PROSPECTUS ISSUED OCTOBER 2, 2006)
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-134709
TRUBION PHARMACEUTICALS, INC.
COMMON STOCK
     On October 16, 2006, Trubion Pharmaceuticals, Inc., the issuer, filed Amendment No. 6 to its Registration Statement on Form S-1 (File No. 333-134709), which registration statement was declared effective by the Securities and Exchange Commission on the date of this communication. The following updates disclosure included in Amendment No. 6 and the preliminary prospectus which forms a part thereof.
     The initial price to public in connection with Trubion Pharmaceuticals, Inc.’s initial public offering will be $13.00 per share. Trubion estimates that it will receive net proceeds from the sale of 4,000,000 shares of its common stock in its initial public offering of approximately $46.1 million (or $53.4 million if the underwriters exercise their over-allotment option of 600,000 shares in full), based on the initial public offering price and after deducting underwriting discounts and commissions and estimated expenses payable by Trubion. The trade date is the date of this communication and underwriters expect to deliver shares to purchasers on October 23, 2006.
     On October 17, 2006, the following beneficial owners of Trubion’s common stock agreed to purchase, on a pro rata basis based on their current ownership of the issuer’s outstanding shares, an aggregate of 199,000 shares of common stock being sold in this initial public offering. The shares beneficially owned by directors affiliated with such beneficial owners will increase accordingly. The following table sets forth the shares to be purchased by such beneficial owners in this offering and the “Shares Beneficially Owned After Offering”:

			Shares Beneficially Owned After
	Shares Beneficially	Shares to be	Offering
Name of Beneficial Owner	Owned Prior to Offering	Purchased in Offering	Shares	%
Entities affiliated with ARCH Venture Partners	2,312,406	44,640	2,357,046	13.94%
Entities affiliated with Frazier Healthcare Ventures	2,195,556	42,384	2,237,940	13.24%
Entities affiliated with Oxford Bioscience Partners	2,155,686	41,614	2,197,300	13.00%
Entities affiliated with Prospect Venture Partners II, L.P.	1,822,450	35,181	1,857,631	10.99%
Entities affiliated with Venrock Associates	1,822,451	35,181	1,857,632	10.99%
     You should consider the foregoing information together with the sections of the preliminary prospectus to which this communication relates, entitled “Principal Stockholders,” included in such preliminary prospectus.
     To review a filed copy of the issuer’s current registration statement and the preliminary prospectus which forms a part thereof, click on the following link:  http://www.sec.gov/Archives/edgar/data/1298521/000089102006000280/v18917a6sv1za.htm
     THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-584-6837 (RETAIL INVESTORS) OR 1-866-718-1649 (INSTITUTIONAL INVESTORS).
     ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THE EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.